Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACTSHEET (T2386)

Autocallable Absolute Return Buffered Securities

Linked to the Performance of the Lowest Performing of the S&P 500® Index and the Nasdaq-100 Index®

Offering Period: June 1, 2022 – June 8, 2022

Summary Product Terms

CUSIP	22553Q2L0
Issuer	Credit Suisse AG (London branch)
Principal Amount	$1,000 per security
Term	2 years (if not automatically redeemed)
Trade Date	June 9, 2022
Settlement Date	June 14, 2022
Valuation Date	June 10, 2024
Maturity Date	June 13, 2024
Underlyings	The S&P 500® Index and the Nasdaq-100 Index®
Initial Level	For each Underlying, the closing level of such Underlying on the Trade Date
Final Level	For each Underlying, the closing level of such Underlying on the Valuation Date
Underlying Return	(Final Level – Initial Level) / Initial Level
Lowest Performing Underlying	The Underlying with the lowest Underlying Return
Upside Participation Rate	Expected to be 150% (to be determined on the Trade Date)
Buffer Level	For each Underlying, approximately 85% of its Initial Level (to be determined on the Trade Date)
Buffer Amount	Expected to be 15% (to be determined on the Trade Date)
Autocall Observation Date	June 16, 2023
Autocall Level	For each Underlying, 100% of its Initial Level
Automatic Redemption Premium	For each $1,000 principal amount of securities, expected to be at least $110 (to be determined on the Trade Date)

Hypothetical Redemption Amounts

*The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to you. They assume (i) an Upside Participation Rate of 150%, (ii) a Buffer Level of 85%, (iii) a Buffer Amount of 15% and (iv) the securities are not automatically redeemed and are held to maturity. The numbers appearing in the table have been rounded for ease of analysis.

Underlying Return of Lowest Performing Underlying	Return on the Securities*	Redemption Amount per $1,000 Principal Amount
100%	150%	$2,500
50%	75%	$1,750
30%	45%	$1,450
20%	30%	$1,300
10%	15%	$1,150
0%	0%	$1,000
−10%	10%	$1,100
−15%	15%	$1,150
−16%	−1%	$990
−20%	−5%	$950
−30%	−15%	$850
−50%	−35%	$650
−100%	−85%	$150

Payoff Description

Automatic Redemption

If, on the Autocall Observation Date, each Underlying closes at or above its Autocall Level, the securities will be automatically redeemed and you will receive the Principal Amount plus the Automatic Redemption Premium. No further payments will be made on the securities.

Redemption Amount at maturity

Unless the securities have been previously automatically redeemed, if, on the Valuation Date, the Lowest Performing Underlying closes at or above its Initial Level, you will receive the Principal Amount multiplied by the sum of one plus the product of the Upside Participation Rate and the Underlying Return of the Lowest Performing Underlying.

If, on the Valuation Date, the Lowest Performing Underlying closes below its Initial Level but at or above its Buffer Level, you will receive the Principal Amount multiplied by the sum of one plus the absolute value of the Underlying Return of the Lowest Performing Underlying.

However, if, on the Valuation Date, the Lowest Performing Underlying closes below its Buffer Level, you will be exposed to any depreciation in the Lowest Performing Underlying from its Initial Level to its Final Level beyond its Buffer Level. You could lose up to $850 per Principal Amount.

Any payment on the securities is subject to our ability to pay our obligations as they become due.

Final terms will be determined on the Trade Date and will be provided in the pricing supplement. The Automatic Redemption Premium and Upside Participation Rate will not be lower than the amount displayed in this document, and the Buffer Levels will not be greater than the level set forth herein. Please see the accompanying preliminary pricing supplement for more information.

Selected Risk Considerations

The risks set forth below are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Selected Risk Considerations” section herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

•	Risks Relating to the Securities Generally

o	If the Final Level of the Lowest Performing Underlying is less than its Buffer Level, you will lose 1% of your principal for each 1% decline from its Initial Level to its Final Level beyond its Buffer Level. You could lose up to $850 per $1,000 principal amount of securities. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

o	If the securities are automatically redeemed, you will receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium and no further payments will be made on the securities.

o	The securities are subject to a potential Automatic Redemption, which exposes you to reinvestment risk.

o	The securities do not pay interest.

o	If the Final Level of the Lowest Performing Underlying is less than its Initial Level but equal to or greater than its Buffer Level, the Redemption Amount will be subject to an embedded cap.

o	More favorable terms to you are generally associated with an underlying with greater expected volatility and therefore can indicate a greater risk of loss.

o	The U.S. federal tax consequences of an investment in the securities are unclear.

•	Risks Relating to the Underlyings

o	The Redemption Amount will be less than the principal amount of securities you hold even if only one Underlying closes below its Buffer Level on the Valuation Date. The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

o	Some of the assets included in the Nasdaq-100 Index® are issued by foreign companies.

o	Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings.

o	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities comprising the Underlyings.

o	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlyings and could negatively affect your return on the securities.

•	Risks Relating to the Issuer

o	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
o	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	Risks Relating to Conflicts of Interest

o	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	Risks Relating to Estimated Value and Secondary Market Prices of the Securities

o	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.

o	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

o	Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $930 and $982.50 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)) , and the estimated value of the securities on the Trade Date may be less than the price to public.

o	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

o	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

Important Notice

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated May 31, 2022, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010322009687/dp174339_424b2-t2386.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Please note that “we” and “our” refer to Credit Suisse AG and its affiliates in this document.

CREDIT SUISSE SECURITIES (USA) LLC credit-suisse.com

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